Exhibit 11

Computation of Per Share Earnings

	Post-Merger	Pre-Merger
(In thousands, except per share data)	Period from July 31 through December 31, 2008	Period from January 1 through July 30, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
NUMERATOR:
Net income (loss)	$(3,018,637)	$167,554	$245,990	$153,072

Effect of dilutive securities:
None	—	—	—	—

Numerator for net income (loss) per common share - diluted	$(3,018,637)	$167,554	$245,990	$153,072

DENOMINATOR:
Weighted average common shares	355,308	355,178	354,838	352,155

Effect of dilutive securities:
Stock options and restricted stock awards	—	563	968	107

Denominator for net income (loss) per common share - diluted	355,308	355,741	355,806	352,262

Net income (loss) per common share:
Basic	$(8.50)	$.47	$.69	$.43

Diluted	$(8.50)	$.47	$.69	$.43